EXHIBIT 99.1



HOUSTON, TEXAS
7 MARCH 1997
                              FOR IMMEDIATE RELEASE

         ATWOOD OCEANICS, INC., HOUSTON-BASED INTERNATIONAL DRILLING CONTRACTOR, ANNOUNCED TODAY THAT IT HAS WITHDRAWN ITS PUBLIC OFFERING OF 1.5 MILLION SHARES OF COMMON STOCK. THE DECISION WAS BASED ON THE COMPANY'S BELIEF THAT THE RECENT STOCK PRICE RANGE DOES NOT ADEQUATELY REFLECT THE VALUE OF THE COMPANY. THE COMPANY BELIEVES IT HAS SUFFICIENT LIQUIDITY THROUGH CASH ON HAND, EXPECTED CASH GENERATION AND BORROWINGS, IF NECESSARY, UNDER A NEW CREDIT FACILITY TO FINANCE ITS NEAR-TO- INTERMEDIATE TERM CAPITAL REQUIREMENTS. THE COMPANY WILL CONTINUE TO MONITOR MARKET CONDITIONS AND TO EVALUATE EXTERNAL FINANCING POSSIBILITIES, AS APPROPRIATE.

                                                        CONTACT:  JIM HOLLAND

                            (281) 492-2929



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